8-K Cover

EXHIBIT 3.1

ASSISTANT SECRETARY’S CERTIFICATE

AMENDMENT TO SECTION 3.5 OF BYLAWS OF DOWNEY FINANCIAL CORP.

          I, Rosemarie Willock hereby certify that:

1.           I am the duly designated and acting Assistant Corporate Secretary of Downey Financial Corp. (“the Company”), a Delaware corporation.

2.           At a duly authorized meeting of the Board of Directors of the Company held on December 19, 2007, a quorum of Directors being present and voting throughout the meeting, an amendment to Section 3.5 of the Company’s Bylaws was adopted.

3.           Set forth below is a true and correct copy of the amended Section 3.5 of the Company’s Bylaws as adopted by the Board of Directors at its meeting held on December 19, 2007.

                    SECTION 3.5 Vacancies and Additional Directorships. Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation’s Common Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Directors appointed to fill vacancies shall serve until the term of their class expires.

4.           Such Bylaws are in full force and effect and have not been rescinded; nor have such Bylaws been amended except as described above.

IN WITNESS WHEREOF, I have hereunder set my hand this 20th day of December, 2007.

/s/ Rosemarie Willock Rosemarie Willock Assistant Corporate Secretary

Page